VIA EDGAR

October 20, 2021

Wejo Group Limited

Canon’s Court

22 Victoria Street

Hamilton HM12, Bermuda
+44 8002 343065

Edwin Kim
U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE
Washington, D.C. 20549

Re:	Wejo Group Ltd. Amendment No. 4 to Registration Statement on Form S-4 Filed October 18, 2021 File No. 333-257964

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wejo Group Ltd. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-257964) filed by the Registrant on July 16, 2021, as amended by Amendment No. 1 filed on September 7, 2021, Amendment No. 2 filed on October 1, 2021, Amendment No. 3 filed on October 7, 2021 and Amendment No. 4 filed on October 18, 2021 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern time, on October 22, 2021, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1.       should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.       the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.       the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Jaclyn L. Cohen (jackie.cohen@weil.com / telephone: 212.310.8891) of Weil, Gotshal & Manges LLP. In addition, please notify Ms. Cohen when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Wejo Group Limited

By:	/s/ John Maxwell
Name: John Maxwell
Title: Director

cc:	Jaclyn L. Cohen
Weil, Gotshal & Manges LLP